Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 1, 2023

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2022
Filed May 30, 2023
File No. 000-53826

Ladies and Gentlemen:

On behalf of Plastec Technologies, Ltd. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated July 28, 2023, relating to the above-referenced Form 20-F (“Form 20-F”). Capitalized terms used but not defined herein have the meanings ascribed to them on Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 46

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

GRAUBARD MILLER

     Securities and Exchange Commission

     August 1, 2023

We have revised the disclosure in the Form 20-F (i) to provide the required documentation called for by Item 16I(a) as an exhibit to the Form 20-F and (ii) to amend Item 16I to provide the disclosures required under Item 16I(b) of Form 20-F as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc.           Kin Sun Sze-To, CEO